PROVINCE OF MANITOBA

     This description of Province of Manitoba is dated as of October 22nd, 2009 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2009.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report to the U.S. Securities and Exchange Commission on Form 18-K for the fiscal year ended March 31, 2009. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or from the Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada.

The fiscal year of Manitoba ends March 31. “Fiscal 2009” and “2008-2009” refer to the fiscal year ended March 31, 2009 and, unless otherwise indicated, “2008” means the calendar year ended December 31, 2008. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 21, 2009, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.0412.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

						Compound
						Annual
	Year Ended December 31,					Growth Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product	$39,499	$41,402	$44,728	$48,225	$51,275	6.7%
Change in Real Gross Domestic Product
Manitoba	2.2%	2.7%	3.9%	3.1%	2.2%	—
Canada	3.1	3.0	2.9	2.5	0.4	—
Manufacturing Shipments	$13,262	$13,688	$14,862	$16,168	$16,378	5.4
Farm Cash Receipts	3,858	3,804	3,687	4,327	4,704	5.1
Capital Investment	6,699	6,836	7,837	8,903	10,386	11.6
Personal Income	32,609	33,771	35,525	38,226	40,539	5.6
Population at July 1 (in thousands)	1,174	1,178	1,184	1,194	1,206	0.7
Average Unemployment Rate	5.3%	4.8%	4.3%	4.4%	4.2%	—
Change in Consumer Price Index (Manitoba)	2.0	2.7	2.0	2.0	2.3	—
Average Exchange Rate (C$ per U.S.$)	1.3015	1.2116	1.1341	1.0748	1.0660	—

Revenue and Expenses of the Government Reporting Entity (1)

	Year Ended March 31,
	2005	2006	2007	2008	2009
	($ millions)

Total Revenue	10,140	10,725	11,385	12,496	12,915
Total Expenses	(9,578)	(10,331)	(10,900)	(11,938)	(12,445)

Summary Net Income (Loss)	562	394	485	558	470

(1) See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars)

Consisting of
Net Direct Funded Borrowings	$15,496	$15,621	$15,891	$18,003	$19,401
Net Provincial Guaranteed Borrowings	652	491	676	352	402

	$16,148	$16,112	$16,567	$18,355	$19,803

Issued for
General Government Programs (1)	$6,958	$7,047	$7,314	$8,966	$9,582
Self-Sustaining Purposes	8,694	8,563	8,720	8,891	9,748
Loans Payable to the Government of Canada and Government Business Enterprises (2)	496	502	533	498	473

	$16,148	$16,112	$16,567	$18,355	$19,803

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	17.6%	17.0%	16.4%	18.6%	18.7%

(1) Total borrowings issued for Government General Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.

(2) Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable.

Summary Net Debt

	As of March 31,
	2005	2006	2007	2008		2009
	(In millions of dollars)

Total Financial Assets (1)	$6,905	$7,439	$8,836	$11,734	(2)	$8,745	(2)

Liabilities:
Borrowings (3)	11,512	11,645	12,378	14,555	(4)	14,664	(4)
Accounts Payable, accrued charges, provisions and unearned revenue (5)	2,302	2,347	2,733	3,308		3,576
Pension Liability	3,761	3,967	4,190	4,470	(2)	2,003	(2)

Total Liabilities	17,575	17,959	19,301	22,333		20,243

Summary Net Debt	$10,670	$10,520	$10,465	$10,599		$11,498

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	27.0%	25.4%	23.4%	22.0%		22.4%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During the most recent reporting period the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.

(3) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(4) The presentation of Province of Manitoba debt issues held as investments was corrected to exclude debt issued on behalf of Government Business Enterprises which the Province holds as investments in the Provincial sinking fund. As a result of this restatement, both portfolio investments and borrowings increased by $1,026 million (2008 — $1,039 million). There is no impact on accumulated deficit or net debt as a result of this correction.

(5) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2009 was 1,221,964 of whom approximately 740,000 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on May 22, 2007, the New Democratic Party was elected to a majority of seats. The next election must take place no later than October 4, 2011.

The following table sets forth the results of the three most recent elections of the Province.

	1999	2003	2007

New Democratic Party	32	35	36
Progressive Conservative Party	24	20	19
Liberal Party	1	2	2

Total	57	57	57

On August 27, 2009 the Premier of Manitoba announced his intention to step down as the leader of the New Democratic Party and as Premier of Manitoba. The New Democratic Party chose a new leader on October 17, 2009. The new leader, Premier Selinger, was sworn in on October 19, 2009.

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; retail trade; transportation and storage; wholesale trade; construction; agriculture; information and culture; and utilities. The largest components of manufacturing are food processing; primary metals; transportation equipment; machinery; chemicals; fabricated metals; plastics and rubber; printing; wood products; and paper. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production.

The following table sets forth growth rates in 2008 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2008.

	Manitoba	Canada

Housing Starts	−3.5%	−7.6%
Retail Sales	7.2	3.4
Manufacturing Sales	1.3	−0.7
Gross Domestic Product	6.3	4.4
Real Gross Domestic Product	2.2	0.4
Capital Investment	16.7	5.2
Foreign Merchandise Exports	5.2	8.4
Farm Cash Receipts	8.7	12.8
Value of Mineral Production	18.4	11.7
Consumer Price Index	2.3	2.3
Employment	1.7	1.5
Average Unemployment Rate	4.2	6.1

Reflecting general expectations of a softening economy in 2009, the survey average of private sector forecasts of real GDP published in the 2009 budget was −0.2%. According to the February 2009 Statistics Canada survey of investment intentions, capital investment was expected to decrease by 2.6% to $10.1 billion, with a public investment increase of 7.0% and a private investment decrease of 6.8%.

Year-to-date data for 2009 indicate that farm cash receipts, and employment are increasing. Housing starts, foreign exports, utilities, manufacturing sales, retail sales, and mineral production are decreasing.

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2004 through 2008. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product (1)
Manitoba	$39,499	$41,402	$44,728	$48,225	$51,275	6.7%
Canada	1,290,906	1,373,845	1,449,215	1,532,944	1,600,081	5.5
Real Gross Domestic Product
Manitoba (2)	$37,566	$38,593	$40,080	$41,327	$42,226	3.0
Change	2.2%	2.7%	3.9%	3.1%	2.2%	—
Canada (2)	$1,211,239	$1,247,807	$1,283,419	$1,315,907	$1,321,360	2.2
Change	3.1%	3.0%	2.9%	2.5%	0.4%	—
Personal Income	$32,609	$33,771	$35,525	$38,226	$40,539	5.6
Personal Income Per Capita (in Dollars)	27,776	28,668	30,004	32,015	33,614	5.0
Retail Sales	11,692	12,381	12,870	14,008	15,017	6.5
Capital Investment	6,699	6,836	7,837	8,903	10,386	11.6
Housing Starts (Units)	4,440	4,731	5,028	5,738	5,537	5.7
Change in Consumer Price Index
Manitoba	2.0%	2.7%	2.0%	2.0%	2.3%	—
Canada	1.8%	2.2%	2.0%	2.2%	2.3%	—
Population (July 1) (in thousands)
Manitoba	1,174	1,178	1,184	1,194	1,206	0.7
Canada	31,941	32,245	32,576	32,932	33,327	1.1
Employment (in thousands)	576.6	580.3	587.0	596.5	606.7	1.3
Average Unemployment Rate	5.3%	4.8%	4.3%	4.4%	4.2%	—
Average exchange rate (C$ per U.S.$)	$1.3015	$1.2116	$1.1341	$1.0748	$1.0660	—

(1) At market prices.

(2) Expressed in 2002 chained dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a diversified economy. In 2008, goods producing industries accounted for 28.1% of real gross domestic product at basic prices. Manufacturing accounted for 12.1% of real gross domestic product at basic prices, construction for 5.5% and agriculture for 4.7%. The commercial service sector accounted for 51.7% of real gross domestic product at basic prices, and the non-commercial service sector for 20.2%.

The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the calendar years 2004 through 2008.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of 2002 chained dollars)

Goods Producing Industries
Manufacturing	$4,323	$4,452	$4,508	$4,690	$4,669	1.9%
Construction	1,361	1,435	1,670	1,894	2,144	12.0
Agriculture	1,595	1,374	1,754	1,662	1,836	3.6
Utilities	1,275	1,604	1,559	1,549	1,524	4.6
Minerals	589	581	702	686	640	2.1
Forestry, Fishing and Trapping	108	92	84	78	69	−10.6

Total Goods Producing Industries	9,251	9,538	10,277	10,559	10,882	4.1

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,485	3,537	3,662	3,759	3,806	2.2
Owner-Occupied Dwellings (2)	2,932	3,062	3,120	3,208	3,288	2.9
Retail Trade	2,222	2,343	2,435	2,618	2,722	5.2
Transportation and Storage	2,367	2,459	2,574	2,666	2,695	3.3
Wholesale Trade	1,964	2,032	2,150	2,271	2,294	4.0
Information and Culture	1,492	1,518	1,533	1,554	1,546	0.9
Professional and Scientific	902	963	965	980	1,002	2.7
Accommodation, Food and Beverage	789	790	784	789	797	0.3
Business Services	636	641	667	682	698	2.4
Other Services	1,032	1,038	1,064	1,110	1,129	2.3

Total Commercial Services Industries	17,821	18,383	18,954	19,637	19,977	2.9

Non-commercial Services
Health and Welfare	2,933	2,946	2,988	3,058	3,130	1.6
Education	1,878	1,920	1,927	1,975	2,015	1.8
Federal Administration	1,181	1,203	1,205	1,233	1,256	1.6
Provincial Administration	840	851	846	866	878	1.1
Municipal Administration	492	493	498	511	523	1.5

Total Non-commercial Services Industries	7,324	7,413	7,464	7,643	7,802	1.6

Total Service Producing Industries	25,145	25,796	26,418	27,280	27,779	2.5

Real Gross Domestic Product at Basic Prices (3)	$34,394	$35,334	$36,695	$37,837	$38,660	3.0

(1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 2002 dollars.

(2) Imputed rent value of Owner-Occupied Dwellings.

(3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing.  Manufacturing is the largest sector of the Manitoba economy and is well diversified, producing a wide range of consumer and industrial goods. In 2008, manufacturing accounted for 12.1% of Manitoba’s real GDP and 11.3% of employment

The largest industry, food, accounts for 22.7% of total sales, and produces a broad range of products. The next largest industries are: primary metals, primarily smelted nickel, copper and zinc (16.1% of sales); transportation equipment, primarily buses and aerospace equipment (12.8% of sales); machinery, mainly agricultural implements (8.7% of sales) and chemicals, primarily pharmaceuticals and agricultural products (6.8% of sales). The remaining industries range in size from 6.0% to 2.7% of sales.

In 2008, manufacturing sales increased 1.3% due primarily to higher sales in chemicals, machinery and fabricated metals. Manufacturing sales declined in the primary metals, other non-durables, wood, transportation equipment, and plastics and rubber industries.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2004 through 2008.

GROSS VALUE OF MANUFACTURING SALES

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)

Non-durables
Food	$3,367.1	$3,365.9	$3,534.5	$3,633.5	$3,709.8	2.5%
Chemicals	852.7	830.0	765.3	821.3	1,115.6	6.9
Plastics and Rubber	562.1	590.8	657.2	643.5	620.6	2.5
Printing	519.2	474.2	500.7	534.1	586.4	3.1
Paper Products	518.3	518.8	496.7	447.2	448.1	−3.6
Other Non-durables	681.5	619.5	556.4	505.9	445.3	−10.1
Durables
Primary Metals	1,365.2	1,565.9	2,438.3	3,053.1	2,631.6	17.8
Transportation Equipment	1,658.6	1,757.7	1,918.6	2,228.8	2,101.5	6.1
Machinery	933.2	973.4	1,043.9	1,100.3	1,427.6	11.2
Fabricated Metals	669.5	757.0	793.0	855.4	976.9	9.9
Wood Products	748.2	752.1	662.0	620.3	579.3	−6.2
Other Durables	1,386.1	1,482.5	1,495.4	1,724.7	1,735.0	5.8

Total	$13,261.8	$13,687.8	$14,862.0	$16,168.3	$16,377.6	5.4

Source: Statistics Canada.

In the first eight months of 2009, the value of manufacturing sales decreased 8.8% compared to the first eight months of 2008. The principal decreases are a 35.7% decrease in primary metals, a 24.7% decrease in wood products and a 15.9% decrease in printing. The increases are a 14.1% increase in machinery, an 8.6% increase in chemicals, and a 2.5% increase in fabricated metals. Overall, three of twelve categories of manufacturing sales reported increases.

Agriculture.  Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.

In 2008, farm cash receipts increased 8.7%. Crop receipts increased 23.8% due to higher receipts from all crops reflecting higher commodity prices. Livestock receipts decreased 3.2% as a result of a decrease of 13.5% in hog receipts. Direct payments decreased 21.9%.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2004 through 2008.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)

Crops
Oilseeds	$669.2	$391.9	$424.7	$848.6	$1,145.1	14.4%
Wheat	556.6	394.4	364.4	643.4	816.1	10.0
Other Grains	154.7	113.0	142.0	262.9	291.7	17.2
Vegetables	182.1	185.8	173.6	218.7	233.5	6.4
Specialty and Forage	179.0	93.6	134.0	222.6	232.6	6.8
Other (1)	70.3	119.1	40.6	−7.8	−9.0	n.a.

Total Crops	1,811.9	1,297.7	1,279.3	2,188.5	2,710.2	10.6

Livestock
Hogs	929.9	952.9	827.4	802.9	694.4	−7.0
Cattle and Calves	273.0	453.3	553.2	503.0	519.7	17.5
Dairy	178.8	184.0	188.8	203.1	226.0	6.0
Poultry and Eggs	154.3	147.8	150.5	158.0	171.0	2.6
Other Livestock	79.4	70.0	61.3	59.3	60.5	−6.6

Total Livestock	1,615.4	1,808.1	1,781.1	1,726.3	1,671.5	0.9

Direct Payments	430.3	698.7	626.1	412.6	322.2	−7.0

Total	$3,857.5	$3,804.5	$3,686.5	$4,327.3,	$4,703.8	5.1

Net Cash Income (2)	$758.5	$792.8	$474.0	$792.6	$725.2	−1.1

(1) Includes other crops, and, as a negative amount, deferred payments on all crops.

(2) Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

The sector benefits from a number of support programs designed to stabilize farm incomes and offset specific adverse conditions affecting products. Payments under these programs are reflected as Direct Payments in the table above.

On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. Following this event, the U.S. and several other countries closed their borders to Canadian cattle. The low level of farm cash receipts from cattle in 2004 reflects the impact of this event. Borders were gradually reopened to beef products, culminating in full restoration of access in November 2007.

In September 2008, the United States introduced Country of Origin Labelling (“COOL”) which has dramatically altered the Canada-U.S. swine and pork trade. The U.S. COOL law requires COOL labels for fresh beef, pork and lamb, exempting processed meat. Since the initial implementation of COOL, U.S. pork processors have been unwilling or unable to modify their production in compliance with the new requirements.

To assist producers, the Federal Government introduced the Hog Farm Transition Program, a $75 million national initiative designed to help eligible producers by providing payments to those who agree to discontinue all hog production in their enterprise for a minimum of three years. The program is open to all hog producers that were in the business of hog production as of April 1, 2009.

In the first six months of 2009, farm cash receipts increased 0.8% from the same period in 2008. Crop cash receipts increased 5.9%, due to good production volumes associated with the 2008 growing year and higher prices, with increases occurring in oilseeds, vegetables and horticultural, specialty and forage and other crops. Livestock cash receipts increased 7.0% with hog receipts increasing 23.2% and cattle and calves receipts declining 9.3%. Direct Payments decreased $121.1 million or 50.8%.

In 2009, crop production volumes are expected to increase from 2008 levels, as a result of increased planted acreage, particularly for wheat and oilseeds, leading to higher production values. The value of livestock production in Manitoba is expected to continue to decrease.

Minerals.  The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include platinum, cobalt, silver, lithium, selenium, and tantalum. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

The two companies with the largest mining operations in Manitoba, accounting for approximately 54% of all mineral production, are Vale Inco Limited, which produces mainly nickel, copper and cobalt, and HudBay Minerals Inc., which produces mainly copper, zinc and gold.

In 2008, the gross value of mineral production in Manitoba decreased 17.9% to $2,520 million. The gross value of metal production decreased 33.6% in 2008 predominantly as a result of lower prices for nickel, copper and zinc. Nickel accounted for 29% of the gross value of mineral production in 2008. The value of nickel, copper and zinc production decreased as a result of lower production volumes and lower prices. The value of gold production increased 26.5% as a result of higher prices and production volumes. The value of petroleum production increased 38.2%, reflecting higher prices and increased production volume, while the value of industrial mineral production increased 2.1%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2004 through 2008.

GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)

Metals
Nickel	$673.1	$670.7	$1,011.9	$1,346.5	$720.6	1.7%
Copper	147.1	158.0	417.2	424.7	393.2	27.9
Zinc	136.4	175.1	382.0	367.9	198.2	9.8
Gold	76.0	50.4	76.8	89.6	113.4	10.5
Other Metals	72.4	77.0	83.8	101.8	122.4	14.0

Total Metals	1,105.1	1,131.2	1,971.7	2,330.6	1,547.7	8.8
Petroleum	195.7	327.1	527.3	600.9	830.6	43.5
Industrial Minerals	105.2	118.1	117.3	138.4	141.3	7.7

Total	$1,406.0	$1,576.3	$2,616.3	$3,069.9	$2,519.6	15.7

Sources: Statistics Canada and Manitoba Department of Science, Technology, Energy and Mines.

Overall mining values are expected to decrease in 2009. Lower prices for metals, combined with lower production volumes are expected to decrease the overall value of production in the Province.

Crowflight Mineral’s Bucko Lake nickel mine reached commercial production in February, 2009 and San Gold Corporation opened the Hinge gold mine on their Rice Lake property in August, 2009.

In addition to the mine openings, HudBay Minerals is moving forward with the development of their Lalor Lake zinc and gold discovery adjacent to their Snow Lake operation. Production from Lalor Lake is expected to start in 2012 and will involve in the near-term restarting of production from the Chisel North mine, which also offers access to Lalor Lake.

Services.  The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 2004 through 2008, commercial service industries accounted for 48.7% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 27.2%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because the Winnipeg international airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services. The Winnipeg Airport Authority has commenced a major redevelopment plan including new facilities, such as a new air terminal building complex, parking structure and related support infrastructure.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Six grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.

Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.

Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2008, retail sales in Manitoba increased 7.2% to $15.0 billion. In the first eight months of 2009, retail sales decreased 2.8% compared to the same period of 2008.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2008, total exports of Manitoba goods and services to foreign markets and other provinces increased 3.6% to $29.3 billion. Total imports increased 5.7% to $31.7 billion. The trade deficit was $2.4 billion. Total exports were equal to 57.1% of GDP while total imports were equal to 61.8%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2004 through 2008.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In millions of dollars unless otherwise indicated)

Exports of Goods and Services
International	$11,453	$12,171	$12,856	$13,754	$14,369
Interprovincial	12,069	12,425	13,629	14,497	14,921

Total Exports of Goods and Services	23,522	24,597	26,485	28,250	29,290
Ratio of total exports to Nominal Gross Domestic Product	59.5%	59.4%	59.2%	58.6%	57.1%
Imports of Goods and Services
International	11,319	11,480	12,033	13,211	13,989
Interprovincial	14,158	14,859	15,973	16,757	17,685

Total Imports of Goods and Services	25,476	26,340	28,006	29,969	31,674
Ratio of total imports to Nominal Gross Domestic Product	64.5%	63.6%	62.6%	62.1%	61.8%

Trade Balance	$(1,955)	$(1,743)	$(1,521)	$(1,718)	$(2,384)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 93.0% of all international exports in 2008 (92.5% in 2007), while services exports accounted for 7.0% in 2008 (7.5% in 2007).

Goods exports accounted for 52.3% of all interprovincial exports in 2008 (50.1% in 2007), while services accounted for 47.7% in 2008 (49.9% in 2007).

Goods imports accounted for 86.9% of all international imports in 2008 (87.0% in 2007), while services accounted for 13.1% in 2008 (13.0% in 2007).

Goods imports accounted for 54.8% of all interprovincial imports in 2008 (54.6% in 2007), while services imports accounted for 45.2% in 2008 (45.4% in 2007).

Foreign Merchandise Exports

In 2008, foreign merchandise exports amounted to $12.8 billion, an increase of 5.2% from 2007, and were equal to 25.0% of GDP at market prices. In 2008, of the total foreign merchandise exports, 69.2% were to the United States, 17.0% to Asia, 3.5% to Europe and 2.4% to Mexico.

Over the five years 2004 to 2008, exports to the United States increased by 29.4% (representing a compound annual growth rate of 6.7%) and exports to all other countries increased by 62.1% (representing a compound annual growth rate of 12.8%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2004 through 2008.

FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)
Manufacturing
Primary Metals (2)	$963.1	$1,040.8	$1,763.1	$2,716.8	$1,938.6	19.1%
Food	1,207.0	1,090.9	1,068.1	1,237.8	1,506.7	5.7
Machinery	740.1	763.3	733.9	786.0	1,020.7	8.4
Transportation Equipment	923.0	1,013.2	1,059.8	1,116.3	962.7	1.1
Chemicals	459.9	461.8	957.0	706.0	619.1	7.7
Plastics	291.6	314.6	303.3	286.1	290.2	−0.1
Paper and Allied	254.2	262.3	262.8	239.7	271.7	1.7
Wood Products	468.9	449.8	332.6	277.2	189.9	−20.2
Fabricated Metal	138.6	174.4	178.9	178.7	186.3	7.7
Electrical Equipment	100.1	147.1	142.8	160.4	179.2	15.7
Furniture and Fixtures	300.2	275.6	234.1	195.4	137.9	−17.7
Computers and Electronics	121.2	103.1	101.3	97.0	128.2	1.4
Petroleum and Coal	166.3	97.2	90.0	115.9	110.8	−9.7
Printing and Publishing	134.1	138.0	138.8	118.0	102.6	−6.5
Other	180.7	150.0	144.4	182.8	185.7	0.7

Total Manufacturing	6,448.9	6,482.1	7,510.9	8,414.3	7,830.3	5.0

Agriculture
Oilseeds	562.3	418.5	328.9	676.9	1,099.6	18.3
Wheat	676.8	407.9	397.9	696.1	1,002.6	10.3
Other Grains	152.5	143.3	114.0	244.0	319.1	20.3
Cattle	0.0	119.1	183.2	280.0	306.4	n.a.
Hogs	352.2	418.2	374.5	405.9	279.7	−5.6
Vegetables	142.7	146.9	115.3	141.0	160.2	2.9
Other Agriculture	60.9	59.1	71.1	80.5	83.0	8.0

Total Agriculture	1,947.4	1,713.1	1,585.0	2,524.5	3,250.5	13.7

Minerals	130.4	125.1	128.7	357.9	761.9	55.5
Electricity	379.7	539.8	507.8	480.0	476.5	5.8
Other Primary	6.2	4.2	3.9	4.4	3.9	−10.9
Other	384.3	436.2	458.8	410.6	507.1	7.2

Total	$9,296.9	$9,300.5	$10,195.1	$12,191.6	$12,830.1	8.4

(1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports.

(2) Exports of primary metals include smelted and/or refined nickel, copper and zinc. Substantial increases in the price of these products over 2006 and 2007 largely accounts for the increase in the export value of primary metals.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2009 were down 13.4% compared to the first eight months of 2008. On a year-to-date basis, exports to the United States have decreased by 15.5% while exports to other countries have decreased by 8.7%.

Capital Investment

In 2008, capital investment increased 16.7%. The largest percentage increases in capital investment occurred in: transportation and storage; utilities; other capital (primarily accommodation, food services, arts, entertainment and recreation); housing; wholesale trade; and public administration. The decreases in capital investment occurred in education services; retail trade; agriculture; professional and scientific services; manufacturing; and real estate. The Statistics Canada survey of investment intentions published in February 2009 indicated that capital investment in 2009 was expected to decrease by 2.6%. Private capital investment was expected to decrease 6.8% and public investment to increase 7.0%. The largest increases were expected to occur in real estate; public administration; other services (primarily accommodation, food services, arts, entertainment and recreation); and utilities. The largest decreases were expected to occur in minerals; health care and social services; finance and insurance; and manufacturing.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2004 through 2008.

CAPITAL INVESTMENT

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)

Housing	$1,517.6	$1,635.3	$1,795.5	$2,099.3	$2,434.3	12.5%
Public Administration	647.6	666.8	912.7	1,322.8	1,440.1	22.1
Utilities	574.1	687.0	708.6	820.5	1,298.1	22.6
Transportation and Storage	375.5	346.8	550.3	659.0	1,198.2	33.7
Finance and Insurance	518.3	509.0	546.3	599.4	607.2	4.0
Minerals	250.9	323.3	486.8	554.7	575.5	23.1
Manufacturing	449.1	381.6	491.8	570.8	558.5	5.6
Agriculture	381.2	341.0	364.9	423.6	394.8	0.9
Real Estate	239.4	296.3	315.7	315.2	311.2	6.8
Retail Trade	306.4	215.9	259.8	297.9	273.7	−2.8
Information and Culture	298.2	334.3	326.3	230.3	249.9	−4.3
Education	163.9	183.6	196.0	236.1	198.2	4.9
Wholesale Trade	167.9	152.8	180.2	172.2	196.9	4.1
Health Care and Social Services	203.8	259.9	241.4	183.3	183.8	−2.5
Construction	167.8	173.3	214.8	138.4	148.6	−3.0
Professional and Scientific	109.6	118.9	65.6	82.8	79.6	−7.7
Other	327.6	210.3	180.6	196.2	237.5	−7.7

Total	$6,698.9	$6,836.1	$7,837.3	$8,902.5	$10,386.1	11.6

Private	$5,082.0	$5,091.4	$5,810.5	$6,267.4	$7,221.2	9.2
Public	1,616.9	1,744.8	2,026.7	2,635.1	3,164.9	18.3

Source: Statistics Canada.

Labor Force

In 2008, employment increased by 1.7% with growth occurring in utilities; other services; construction; business and administrative services; finance; health services; transportation and storage; wholesale and retail trade; professional, scientific and technical services; agriculture; and education. Declines were recorded in; information, culture and recreation; public administration; accommodation and food services; manufacturing; and, forestry, fishing and mining. In 2008, the average unemployment rate in Manitoba was 4.2%, the third lowest of any province in Canada and significantly lower than Canada’s rate of 6.1%.

The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2004 through 2008.

LABOR FORCE

	Annual Averages
	2004	2005	2006	2007	2008
	(In thousands unless otherwise indicated)

Labor Force	608.9	609.4	613.5	623.9	633.0
Employment	576.6	580.3	587.0	596.5	606.7
Participation Rate (%)	69.1	68.6	68.8	69.4	69.6
Participation Rate (Canada) (%)	67.5	67.2	67.2	67.6	67.8
Unemployment Rate (%)	5.3	4.8	4.3	4.4	4.2
Unemployment Rate (Canada) (%)	7.2	6.8	6.3	6.0	6.1

Source: Statistics Canada.

In the first nine months of 2009, seasonally adjusted employment in Manitoba increased 0.2% compared to the same period for 2008, reaching 607,300. Employment increases were recorded in utilities; transportation and storage; forestry, fishing and mining; information, culture and recreation; construction; education and health services; and public administration. Declines were recorded in manufacturing; agriculture; finance, insurance and real estate; wholesale and retail trade; professional and administrative services; and accommodation and other services.

In the first nine months of 2009, the seasonally adjusted unemployment rate in Manitoba averaged 5.0%, up from 4.1% in the same period in 2008. In the first nine months of 2009, the seasonally adjusted unemployment rate in Canada averaged 8.2%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2009 averaged 69.4%, down from 69.6% in the same period of 2008.

Energy

Refined petroleum and natural gas provided 40.6% and 30.4%, respectively, of the Province’s total energy needs in 2006, while 26.9% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown Organizations and Government Business Enterprises (i.e., entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization together with the expected benefits or the risk of loss from the other organization’s activities.

Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for the relevant type of business enterprise. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

As of fiscal year 2005, all health care facilities were included in the Summary Financial Statements. Prior years’ revenue and expenses have been restated on this basis. As of fiscal year 2008, all public school divisions were also included in the Summary Financial Statements. Fiscal year 2007 results have been restated to reflect this.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account and the Debt Retirement Account, on a combined basis. These Accounts were formerly known as the Fiscal Stabilization Fund and the Debt Retirement Fund, respectively. The Fiscal Stabilization Account serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2009, the Fiscal Stabilization Account had $864.4 million in liquid assets.

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined before June 15 each year for current year entitlements that have been authorized by March 31, that can be reasonably estimated and for which any eligibility criteria have been met. The Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements is recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 15 each year.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars)

Revenue
Income taxes:
Corporation income tax	$402	$373	$311	$367	$386
Individual income tax	1,842	1,949	2,130	2,285	2,455

Other taxes
Retail sales tax	1,125	1,198	1,277	1,391	1,486
Fuel taxes	235	236	241	248	229
Levy for health and education	287	303	318	341	357
Mining Tax	41	39	96	100	46
Education property tax	—	—	643	646	657
Other taxes	531	509	554	562	573
Fees and other revenue	1,842	2,057	1,493	1,628	1,757

Federal transfers:
Equalization	1,699	1,601	1,709	1,826	2,063
Canada Health and Canada Social Transfers	1,006	1,157	1,198	1,210	1,263
Shared cost and other	451	345	413	561	540
Net income from Government business enterprises	679	958	627	947	807
Sinking funds and other investments earnings (2)	—	—	375	384	296

Total Revenue	10,140	10,725	11,385	12,496	12,915

Expenses
Health and Healthy Living	3,560	3,809	3,956	4,232	4,586
Education	2,309	2,291	2,948	3,224	3,154
Family Services and Housing	1,020	1,075	1,142	1,224	1,321
Community, Economic and Resource Development	1,169	1,526	1,280	1,420	1,582
Justice and Other Government	755	820	829	974	972
Debt Servicing	765	810	745	864	830

Total Expenses	9,578	10,331	10,900	11,938	12,445

Net Income for the year	$562	$394	$485	$558	$470

(1) 2008 amounts are restated to conform with the 2009 presentation. As of 2008, all public school divisions are included in the Summary Financial Statements, and 2007 results have been restated to reflect this.

(2) For periods prior to 2007, sinking funds and other investment earnings were included in Fees and other revenue.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. Budget 2008 was the first budget to provide the financial overview of the Government Reporting Entity.

In October 2008, The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) was replaced with The Balanced Budget, Fiscal Management and Taxpayer Accountability Act (the “New Balanced Budget Act”), which reflected the shift to summary budgets and financial reporting. Under the previous Act, the government was required to achieve a positive balance for Core Government operations each fiscal year and make a minimum contribution to the Debt Retirement Account. The balance was calculated by subtracting Core Government operating expenditures from Core Government revenue, and making adjustments for payments to the Debt Retirement Account and transfers from the Fiscal Stabilization Account.

Under the New Balanced Budget Act, each year the government is required to achieve a positive balance on a four-year moving average basis, calculated as follows:

•	net income or loss as shown in the audited summary financial statements for the government reporting entity for the fiscal year;

•	plus the net income or less the net loss for each of the three preceding fiscal years as shown in the audited summary financial statements for the government reporting entity for those years.

Transfers to and from the Debt Retirement Account and the Fiscal Stabilization Account do not affect the calculation of balance.

Adjustments are permitted in a fiscal year in the case of war, disaster, unusual weather or climate conditions, or certain unanticipated actions taken by other levels of government or regulatory bodies. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

If the balance at the end of a fiscal year is negative, the salaries of all members of the Executive Council would be reduced for the next fiscal year. These provisions do not apply in a fiscal year during which an election results in a change in the party forming the Government.

The New Balanced Budget Act requires a minimum annual payment to the Debt Retirement Account of $110.5 million plus 7% of all debt repayments made after 2011 for the purpose of retiring the net general purpose debt and pension liability of the Province. However, the Act was amended to temporarily provide the government more flexibility in making the debt payment in 2009/10 and 2010/11. A $20 million payment has been made in 2009/10 and the legislation provides authority for the Minister of Finance to transfer any additional amount the minister considers feasible to transfer for these two fiscal years but does not require any specific amount to be transferred.

The New Balanced Budget Act also limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes (individual income tax, corporation income tax, retail sales tax, and the levy for health and education) may be increased. In the fiscal year ended March 31, 2009, these four taxes accounted for 46% of Core government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

The New Balanced Budget Act requires that the government release a summary budget for the government reporting entity by April 30 of each year, except in unusual circumstances or if at any time in March or April the legislature is dissolved. Moreover, when the budget is released, it must be accompanied by a financial management strategy that includes:

•	The government’s objectives for measurable outcomes for the fiscal year and future years; and

•	A summary of the government’s projected revenue and expenditures as set out in the main estimates.

After the end of the fiscal year, the Minister of Finance must release a report that compares the results for the year with the objectives for the year.

The Financial Management Strategy included in Budget 2009 set out the Government’s priorities for fiscal management, as well as measurable outcomes, as follows:

Financial Management Priority	Measurable Outcomes

Transparency, Accountability and Fiscal Discipline	• Summary Budgeting and Financial Reporting
• Balancing Summary Net Income
• Maintaining accountability for Core Government program expenditure and revenue

Stable and Affordable Government	• Credit Ratings
• Expenditure as a percentage of Gross Domestic Product (GDP)
• Addressing the unfunded pension liability

Managing Debt	• Net Debt to GDP ratio
• Debt retirement

Infrastructure and Capital Asset Renewal	• Capital investments

Performance Measurement	• Continued development of performance measurement capacity

These priorities will be reported on at the time the Public Accounts for the year are released.

The Government must comply with the Balanced Budget Act through fiscal year 2008, and must comply with the New Balanced Budget Act beginning with fiscal year 2009.

The following table sets forth the compliance test under the former Balanced Budget Act for fiscal years 2006 through 2008:

FORMER BALANCED BUDGET ACT COMPLIANCE

	Year Ending March 31,
	2006	2007	2008
	(In millions of dollars)

Total Revenue before Transfer from Fiscal Stabilization
Account and Extraordinary Item	$8,425	$8,948	$9,631
Total Expenses Before Transfer to Debt Retirement Account	8,284	8,728	9,393

Core Government Surplus (Deficit) Before Transfers	141	220	238
Transfer from Fiscal Stabilization Account	—	—	—
Transfer to Debt Retirement Account	(110)	(110)	(110)

Core Government Surplus (Deficit)	31	110	128

Budgetary Surplus for Balanced Budget Legislation purposes	$31	$110	$128

The following table sets forth the compliance test under the New Balanced Budget Act for fiscal 2010:

NEW BALANCED BUDGET ACT COMPLIANCE
Effective March 31, 2009 for Budget 2010

					Budget
	Year Ending March 31,				Estimate
	2006	2007	2008	2009	2010
	(In millions of dollars)

Total Summary Revenue	$10,725	$10,920	$12,437	$12,915	$12,729
Total Summary Expenses	10,350	10,490	11,861	12,445	12,681

Summary Net Income	$375	$430	$576	$470	$48

Average four year balance for New Balanced Budget Legislation purposes (1)				$463	$381

(1) For purposes of the calculation of balance under The New Balanced Budget Act, the balance as at the end of a fiscal year is the average of the net results for the fiscal years within the four-year period ending at that time. The net result for each of those years is the net income or loss as shown in the audited summary financial statements for the Government Reporting Entity for that fiscal year.

The following table sets forth the budgeted financing requirement for the Government Reporting Entity for fiscal year 2010:

BUDGETED FINANCING REQUIREMENT

Refinancing:
General Government Programs	$454
Manitoba Hydro	804
Capital Investments General Assets	74
Other Self-Sustaining Programs	209
New Cash Requirements:
General Government Capital Investments	450
Civil Service Superannuation Plan	330
Manitoba Hydro	800
Other Self-Sustaining Programs	132

Total Provincial Financing Requirement	$3,253

In the fiscal year 2009, total summary revenue was $12,915 million or $592 million higher than the budget estimate of $12,323 million, due to: an increase of $139 million from budget in the net income from Government Business Entities (GBE) primarily due to significantly better than budgeted results achieved by Manitoba Hydro because of higher water conditions; increased income taxes of $230 million and increases in fees and other revenue of $380 million due to increased economic activity; and decreased sinking fund and other investment earnings of $145 million because of a change in the accounting treatment of pension assets and lower interest rates.

Summary expenses for the year ended March 31, 2009 were $12,445 million, an increase of $218 million from the budget estimate of $12,227 due to: higher than budgeted expenses relating to base line funding to Regional Health Authorities; lower than budgeted Education expenses as a result of the accounting change for pension assets; and an increase in Communities, Economic and Resource Development expenses due to higher than budgeted infrastructure expenditures.

The Summary Budget for the fiscal year ending March 31, 2010 was presented to the Legislature on March 25, 2009.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues.  Of its Total Revenue Before Transfer from Fiscal Stabilization Account budgeted for the fiscal year ending March 31, 2010 of $10,133.9 million, the Province expects to derive $6,352.2 million, or about 62.7%, from Provincial sources. In the fiscal year ending March 31, 2009, Total Revenue before Transfer from Fiscal Stabilization Account was $9,851.58 million, of which $6,239.5 million, or about 63.3%, was derived from Provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.

The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2010 is budgeted at $2,342.7 million, down from $2,455.1 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 1.0% and will be reduced to zero, effective December 1, 2010. The rate for large businesses is 12.0%. Corporation income tax revenue for the fiscal year ending March 31, 2010 is budgeted at $346.6 million, down from $386.1 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, domestic heating, children’s clothing under $150 per item, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2010 is budgeted at $1,594.7 million, up from $1,469.4 million received in the previous fiscal year.

The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2010, the revenues from gasoline and motive fuel taxes are budgeted at $220.5 million, down from $227.1 million received in the previous fiscal year. There is also a tobacco tax of 18.5¢ per cigarette and 17.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2010 is budgeted at $194.0 million, up from $189.6 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1.25 million are exempt and those with payrolls between $1.25 million and $2.5 million are subject to reduced rates. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2010, the levy is budgeted to yield $358.6 million, up from $357.5 million received in the previous fiscal year.

Federal Government Transfers.  Transfer payments from the Federal Government are budgeted to provide $3,781.7 million, or approximately 37.3% of the Province’s Total Revenue before Transfer from the Fiscal Stabilization Account budgeted in the fiscal year ending March 31, 2010. This compares to $3,624.0 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $3,359.0 million, or approximately 33.1% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal

Government transfers. Unconditional transfers in the fiscal year ending March 31, 2009 were $3,326.3 million.

The largest and most important of these federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted revenue of $2,063.4 million from Federal equalization payments in the fiscal year ending March 31, 2009, unchanged from $2,063.4 million received in the previous fiscal year.

The Federal Government adopted a new equalization formula, announced in the 2007 Budget for the allocation of equalization among the provinces. Equalization is calculated using a 10-province standard. based on a three-year weighted moving average on data that is lagged two years. Payments are based on an entitlement estimate made in advance of the fiscal year and are not subject to revision during the year.

On November 3, 2008, the Federal Government announced further changes to the Equalization Program, implementing a ceiling, so that total program payments now may grow no faster than the three-year weighted moving average growth rate of nominal Gross Domestic Product. One year of transition protection was provided to ensure that no province would receive lower Equalization payments than it did in fiscal 2009. Manitoba received $74 million under the transition protection. Because of these changes, taken in conjunction with recent volatility in economic conditions, the amount of Manitoba’s future equalization receipts is uncertain.

The CHT and CST arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare, and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance is not determined in relation to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $1,295.7 million for Manitoba for the fiscal year ending March 31, 2010 compared to $1,262.9 million received in the previous fiscal year.

On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. This agreement provides for stable increases each year under the CHT in respect of Provincial and Territorial health care programs. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2009 was approximately 3.6%.

The agreement also provides an escalator clause for the CHT. The national CHT cash payment to Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, is escalated by 6.0% per annum which began in the fiscal year ending March 31, 2007.

The March 19, 2007 Federal Budget also announced changes to the CST. The CST is now allocated on an equal per capita cash basis. The Federal Government would provide transitional “floor” payments to ensure that the CST is not reduced below 2007/08 levels. The Federal Government will provide an annual escalator of 3.0% for the CST starting in the fiscal year ending March 31, 2010. This will provide for stable and predictable increases in CST transfers to the Provincial and Territorial governments.

As with the agreement on health care funding under the CHT, Federal legislation will entrench the methodology for the Equalization Program and the CST until the fiscal year ending March 31, 2014, with all three major Federal transfer programs on the same renewal timetable.

The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Core Government Expenses

Health.  For the fiscal year ending March 31, 2010, expenditure for Health is budgeted at $4,363.7 million, an increase of 5.6% over the prior year’s budget. This is the largest single expense category and represents 42.7% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education.  Education expenditure for the fiscal year ending March 31, 2010 is budgeted at $2,083.1 million, an increase of 5.1% over the prior year, and represents 20.4% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,474 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $609 for the fiscal year ending March 31, 2010.

Family Services and Housing.  The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.3% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2010, expenditure for Family Services and Housing is budgeted at $1,256.1 million, an increase of 5.0% over the prior year’s budget.

Community, Economic and Resource Development.  Expenditure on Community, Economic and Resource Development is budgeted at $1,455.3 million for the fiscal year ending March 31, 2010, an increase of 3.8% from the prior year. This represents 14.2% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation, amounting to $566.2 million.

Justice and Other Government.  Expenditure for Justice and Other Government is budgeted at $813.5 million, a decrease of 1.2% over the prior year and represents 8.0% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $310.8 million for the fiscal year ending March 31, 2010.

Expenditure for Provincial assistance to local governments is budgeted at $231.7 million for the fiscal year ending March 31, 2010 and includes $116.8 million for grants to the City of Winnipeg and $14.5 million for grants in lieu of taxes to municipalities.

The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $250.1 million, a decrease of 10.5% over the prior year’s budget, primarily due to lower funding costs and higher investment returns. For the fiscal year ending March 31, 2010, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,247 million, which is reduced by $107.5 million of interest income, $683 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities and $205.8 million in interest recovery on departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ended 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2009, was $293.5 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $9,124.3 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2005 through 2009 and the allowance for losses on realization of assets as at March 31, 2009:

LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
						2009
						Valuation
	2005	2006	2007	2008	2009	Allowance
	(In thousands of dollars)

The Manitoba Hydro-Electric Board (2)	$6,547,535	$6,624,445	$6,639,911	$7,141,491	$7,835,527	$—
The Manitoba Housing and Renewal Corporation	328,654	323,883	318,856	331,804	350,258	214,556
The Manitoba Agricultural Services Corporation	364,477	342,820	326,478	324,698	346,394	46,451
The Manitoba Lotteries Corporation	246,095	237,105	197,416	180,445	172,608	—
Manitoba Development Corporation	118,788	90,796	91,988	103,983	106,696	26,978
Other	138,434	139,762	219,989	209,711	312,887	5,540

Total	$7,743,983	$7,758,811	$7,794,638	$8,292,132	$9,124,370	$293,525

(1) Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $161.2 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $7.5 million held by various First Nation Bands and $2.8 million of assumed mortgages on existing property.

(2) Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

At March 31, 2009, the Corporation had total assets of $429.1 million represented by $92.7 million of projects completed or under construction, owned land held for development and/or sale having a book value of $47.4 million, loans and mortgages receivable of $144.3 million and other assets of $143.8 million.

The Manitoba Agricultural Services Corporation (“MASC”) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.

At March 31, 2009, MASC had total assets of $746.3 million, of which $309.5 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2009, MASC’s operating surplus was $115.6 million, after Provincial operating grants of $93.4 million. As at March 31, 2009, the accumulated surplus of MASC was $328.8 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2005 through 2009.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2005	2006	2007	2008	2009
	(In thousands of dollars)

Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$14,162,084	$14,449,925	$14,392,885	$16,156,648	$16,847,008
Issues hedged to Canadian Dollars	2,946,914	2,834,264	3,482,100	3,183,550	3,173,450
U.S. Dollars	2,056,320	2,221,050	2,194,026	2,161,725	2,398,224
Issues hedged to U.S. Dollars	884,160	617,340	609,829	673,710	607,994

Total Direct Funded Borrowings	20,049,478	20,122,579	20,678,840	22,175,633	23,026,676
Less: Sinking Funds	(4,553,259)	(4,500,996)	(4,787,510)	(4,172,204)	(3,626,169)

Net Direct Funded Borrowings	$15,496,219	$15,621,583	$15,891,330	$18,003,429	$19,400,507

Raised for the purpose of:
General Government Programs (3)	$6,952,033	$7,041,338	$7,308,351	$8,961,246	$9,578,166
The Manitoba Hydro-Electric Board	5,968,455	6,038,950	5,965,884	6,449,358	7,176,365
Other Self-Sustaining Borrowings	2,079,217	2,038,959	2,083,943	2,094,546	2,173,218
Loans Payable to Government Business Enterprises and Other	496,514	502,336	533,152	498,279	472,758

Net Direct Funded Borrowings	$15,496,219	$15,621,583	$15,891,330	$18,003,429	$19,400,507

(1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2) Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2008 and 2009, the amounts of such debentures were $517 million and $492 million, respectively.

(3) Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes. Pension funding totalled $1.5 billion in 2008 and $350 million in 2009.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2009, the Province issued funded borrowings of $1,772.8 million in Canadian dollars, which was issued to finance maturing issues, funding for Manitoba Hydro Electric Board and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2005 through 2009.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2005	2006	2007	2008	2009
	(In thousands of dollars)

Guaranteed Borrowings Payable in:
Canadian Dollars	$660,075	$490,512	$675,412	$351,757	$402,003
Less: Sinking Funds	7,890	—	—	—	—

Net Guaranteed Borrowings (1)	$652,185	$490,512	$675,412	$351,757	$402,003

Issued by:
The Manitoba Hydro-Electric Board	$646,560	$485,339	$670,239	$346,584	$398,353
Other	5,625	5,173	5,173	5,173	3,650

Net Guaranteed Borrowings (1)	$652,185	$490,512	$675,412	$351,757	$402,003

(1) The table does not include contingent obligations in the amount of $17.9 million of bank lines of credit as at March 31, 2009.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2009:

MATURITY SCHEDULE
DIRECT AND GUARANTEED BORROWINGS (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities
		(In millions of dollars)

Short-Term Borrowings (4)	$1,185	$—	$1,185	$—	$1,185
2010 (4)	1,694	500	2,194	617	1,577
2011	1,479	567	2,046	170	1,876
2012	2,004	—	2,004	90	1,914
2013	1,615	—	1,615	179	1,436
2014	1,049	426	1,475	119	1,356

	9,026	1,493	10,519	1,175	9,344
2015-2019	4,421	1,134	5,556	977	4,579
2020-2029	1,869	378	2,247	665	1,582
2030-2045	4,402	—	4,402	736	3,666
2010-2027 Government Business Enterprises	394	—	394	—	394
2010-2017 Health Care Facilities	232	—	232	73	159
2010-2017 Government of Canada	78	—	78	—	78

	$20,422	$3,006	$23,428	$3,626	$19,803

(1) The table does not include contingent obligations in the amount of $17.9 million of bank lines of credit as at March 31, 2009.

(2) Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.

(3) Borrowings payable in U.S. dollars (U.S. $2.4 billion) are stated at the Canadian dollar equivalent at March 31, 2009.

(4) Short Term Borrowings represent 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowings together with the 2010 maturities represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2009, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded Debt of the Province as at March 31, 2009 amounted to $2,339.5 million, including $721.9 million of accounts payable, $249.6 million of accrued interest and $1,368.0 million of other accrued charges. This unfunded Debt was offset by current assets of the Province in the amount of $1,732.8 million, represented by $432.4 million of March 2009 tax revenue receivables, $223.9 million of other receivables, $31.3 million of interest receivable and $147.2 million of accounts receivable from the Federal and other governments and $970.0 million in cash and equivalents, less a valuation allowance of $72.0 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2005 through 2009.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2005	2006	2007	2008	2009
		(In millions of dollars)

Issued for the purpose of:
General Government Programs	$10,181	$10,285	$10,912	$11,930	$12,302
Less Sinking Funds	(3,223)	(3,238)	(3,598)	(2,963)	(2,719)

Net General Government Programs	6,958	7,047	7,314	8,967	9,583

The Manitoba Hydro-Electric Board	7,215	7,121	7,320	7,497	8,256
Less Sinking Funds	(587)	(586)	(674)	(692)	(659)

Net Manitoba Hydro-Electric Board	6,628	6,535	6,646	6,805	7,597

Other Crown Organizations, Public Sector Entities and Loans Payable	4,293	4,078	4,035	3,978	3,863
Less Sinking Funds	(1,016)	(883)	(746)	(782)	(536)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	3,277	3,195	3,289	3,196	3,327

Net Public Sector Debt	$16,863	$16,777	$17,249	$18,968	$20,507

Consisting of:
Direct Debt of the Province(1)	$18,695	$18,714	$19,149	$20,627	$21,545
Guaranteed Debt of the Province(1)	660	490	676	352	402
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,334	2,280	2,444	2,426	2,474

Total Public Sector Debt	21,689	21,484	22,267	23,405	24,421
Less: Accumulated Sinking Funds	(4,826)	(4,707)	(5,020)	(4,437)	(3,914)

Net Public Sector Debt	$16,863	$16,777	$17,249	$18,968	$20,507

(1) U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2005 through 2009, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2005	2006	2007	2008	2009

Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$16,863	$16,777	$17,249	$18,968	$20,507
Per Capita	14,364	14,242	14,567	15,886	17,004
As a Percent of Personal Income	51.8%	49.9%	49.0%	50.3%	50.6%
As a Percent of Nominal Gross Domestic Product	42.6	40.6	38.6	39.3	40.0
Total Net Direct Funded Borrowings of the Province (in millions)	$15,496	$15,622	$15,891	$18,003	$19,401
Per Capita	13,199	13,261	13,421	15,078	16,087
As a Percent of Personal Income	47.6%	46.4%	45.1%	47.7%	47.9%
As a Percent of Nominal Gross Domestic Product	39.1	37.8	35.5	37.3	37.8
Net Borrowings Issued for General Government Programs (in millions)	$6,958	$7,047	$7,314	$8,967	$9,583
Per Capita	5,927	5,982	6,177	7,510	7,946
As a Percent of Personal Income	21.4%	21.0%	20.8%	23.8%	23.6%
As a Percent of Nominal Gross Domestic Product	17.6	17.1	16.4	18.6	18.7
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	2.5%	2.7%	2.5%	2.4%	2.0%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings, but because the proceeds are invested in pension assets, they do not increase summary net debt.

SUMMARY NET DEBT

	As of March 31,
	2005	2006	2007	2008		2009
		(In millions of dollars)

Total Financial Assets (1)	$6,905	$7,439	$8,836	$11,734	(2)	$8,745	(2)

Liabilities:
Borrowings (3)	11,512	11,645	12,378	14,555	(4)	14,664	(4)
Accounts Payable, accrued charges, provisions and unearned revenue (5)	2,302	2,347	2,733	3,308		3,576
Pension Liability	3,761	3,967	4,190	4,470	(2)	2,003	(2)

Total Liabilities	17,575	17,959	19,301	22,333		20,243

Summary Net Debt	$10,670	$10,520	$10,465	$10,599		$11,498

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	27.0%	25.4%	23.4%	22.0%		22.4%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Prior to 2009, funds held in the pension asset fund were reflected in the Total Financial Assets. During the most recent reporting period the Government changed the trust conditions of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets under this plan and are presented as a reduction of the outstanding pension obligation.

(3) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(4) The presentation of Province of Manitoba debt issues held as investments in the Provincial sinking fund was corrected to exclude debt issued on behalf of Government Business Enterprises which the Province holds as investments. As a result of this restatement, both portfolio investments and borrowings increased by $1,026 million (2008 — $1,039 million). There is no impact on accumulated deficit or net debt as a result of this correction.

(5) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

Pension Liability

The Government participates in various pension plans. The two primary plans in which the Government directly participates are the Civil Service Superannuation Plan, and the Teachers’ Pension Plan. Under the Acts that administer these plans, the Government is responsible for 50% of pension benefits earned by employees. The Government’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets which are set aside by the Government in an irrevocable trust.

Other pension plans in which the Government participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Government is responsible for any excess of accrued pension benefits over pension fund assets.

The Government also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Government does not sponsor this plan, the annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. The accrued benefit liability of this plan is not recognized in the Government’s financial statements. During the year, the Government expensed contributions to this plan of $101 million (2008 — $90 million).

As at March 31, 2009, the Government’s total gross pension obligation for all these plans (except health) was $6,268 million (2008 — $6,112 million) or $2,003 million net of plan assets (2008 — $2,319 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Government’s liability to the Civil Service Superannuation Fund (CSSF) was completed as at December 31, 2007. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated at $1,977 million on an indexed basis as at March 31, 2009 ($1,899 million in 2008) or at $1,197 million net of plan assets as at March 31, 2009 ($1,576 million in 2008). The reduction in the year over year amount net of plan assets reflects a deposit into the pension asset fund of $350 million in 2009.

An actuarial report for Teachers Retirement Allowances Fund (TRAF) was completed as of January 1, 2006 and provides a formula to update the Government’s pension liability, resulting in a pension liability of $2,744 million on an indexed basis at March 31, 2009 ($2,490 million in 2008) or $725 million net of plan assets at March 31, 2009 ($662 million in 2008).

An actuarial valuation and report of the Government’s liability to other pension plans was calculated at $1,547 million on an indexed basis at March 31, 2009 ($1,723 million in 2008) or at $81 million net of plan assets at March 31, 2009 ($81 million in 2008)

The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below):

	As at March 31, (1)
	2008	2009
	(In millions of dollars)

Civil Service Superannuation Fund	$1,576	$1,197
Teachers’ Retirement Allowances Fund	662	725
Other Pension Plans	81	81

Pension Liability (2)	$2,319	$2,003

(1) During fiscal year 2009, the Government changed the trust condition of the funds held in its pension asset fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are now able to be recognized as pension assets.

(2) Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Government is required, under the New Balanced Budget Act, to continue to set aside funds to address the Government’s unfunded pension liability. The minimum annual contribution must be sufficient to equal the contributions made by employees and teachers hired on or after April 1, 2000. While the minimum contribution for the year ended March 31, 2009 was $37 million (2008 — $31 million), the Government transferred $55 million (2008 — $85 million) from the Debt Retirement Account to the Pension Assets Fund. To further increase the funding of the pension liability, the Government also allocated $1,502 million from the Operating Fund to the TRAF during the fiscal year 2008.

The Government continues to address the unfunded pension liability by beginning to fund the Civil Service Superannuation Fund. In addition to the $350 million that was deposited into the pension asset fund, a further funding of $330 million to the CSSF is planned for fiscal year 2010.

Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2009 of approximately $811 million ($795 million in 2008), and pension assets of $680 million as at March 31, 2009 ($853 million in 2008). These amounts are not included in the above totals.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add 141 megawatts to system capacity. As part of the terms of the purchase, Manitoba Hydro was obligated to commence construction of a complex in downtown Winnipeg within five years of the date of purchase. A full city block in downtown Winnipeg was acquired for the 695,000 square foot office complex. The official opening of Manitoba Hydro’s new corporate headquarters took place on September 29, 2009. Manitoba Hydro Place is one of the most energy efficient buildings in Canada and is expected to use 65 per cent less energy than a comparable office tower of a conventional design.

As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 527,000 customers and natural gas service to approximately 263,000 customers within the Province. In addition, Manitoba Hydro currently has 22 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan. The opening of the Midwest Independent Transmission System Operator (MISO) market in 2005 has reduced the need to transact bilaterally with some counterparties.

At March 31, 2009, Manitoba Hydro’s total generating capability was 5,490 megawatts. Of this generating capability, hydro-electric stations represented 91.4%, thermal-electric stations 8.4% (6.6% natural gas and 1.8% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2009, 92.0% of the total energy supply of 37.2 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 0.9%, by imports 6.1% and by wind purchase 1.0%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2009 was $298 million, compared to net income of $346 million in the previous fiscal year. The decrease in net income was largely attributable to the cost of higher fuel and power purchases to support export resales and increased operating, maintenance and depreciation expenses. Good water flow conditions and strong extraprovincial sales both played a role in maintaining the high level of profitability.

Electricity

As at March 31, 2009, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 5,018 megawatts, including five stations with a total capability of 3,943 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 462 megawatts and four isolated diesel sites having an installed capacity of 10 megawatts.

As at March 31, 2009, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,825 circuit kilometers, representing a total investment of $805 million.

For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a total transfer capability of 300,000 kilowatts. The interconnections with Saskatchewan have a total export transfer capability of 525,000 kilowatts and a total import transfer capability of 550,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and a total import transfer capability of 1,050,000 kilowatts.

During the fiscal year ended March 31, 2009, Manitoba Hydro sold a total of 32.6 billion kilowatt-hours of electricity, representing a decrease of 1.7% from the fiscal year ended March 31, 2008. Scheduled extraprovincial sales accounted for 11.4 billion kilowatt-hours, or 35.0% of total electricity sales for the fiscal year ended March 31, 2009. Scheduled imports accounted for 2.3 billion kilowatt-hours, an increase of 19.9% from the fiscal year ended March 31, 2008. Wind purchases accounted for 0.4 billion kilowatt-hours.

On October 21, 2009, the Minister of Finance announced that the Office of the Auditor General of Manitoba will be conducting a special audit of recent allegations made by a former external consultant of Manitoba Hydro regarding Manitoba Hydro’s risk management practices. Manitoba Hydro will also be engaging KPMG to conduct a further in-depth and independent review of Manitoba Hydro’s risk management practices. The Public Utilities Board will work with Manitoba Hydro in drafting the Terms of Reference for the KPMG review.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 263,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,796 kilometers) and distribution (7,272 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2009, Centra Gas had total gas deliveries of 76.4 billion cubic feet. These gas deliveries were comprised of 26.8 billion cubic feet to residential customers, 28.3 billion cubic feet to commercial and industrial customers, and 21.3 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the province are set on an embedded cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). A 5.0% increase to all customer classes, except Area & Roadway Lighting was implemented effective July 1, 2008. A further 2.9% increase was implemented effective April 1, 2009 for all customer classes except Area & Roadway Lighting. Manitoba Hydro’s electricity rates are the lowest in North America.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. A non-commodity rate increase of 1.0% effective May 1, 2008 was implemented for gas customers.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2005	2006	2007	2008	2009

Electricity
Installed Generating Capability (in megawatts)	5,480	5,478	5,470	5,475	5,490
Manitoba Firm Peak Demand (in megawatts)	4,169	4,054	4,184	4,273	4,477
Energy Supply (in millions of kilowatt-hours) Generated	31,554	37,632	32,143	35,366	34,541
Purchased (scheduled energy)	1,279	1,169	3,142	1,893	2,270
Wind Purchases	0	116	362	355	383

	32,833	38,917	35,647	37,614	37,194

Electric Energy Sales (in millions of kilowatt-hours) Manitoba	19,735	19,935	20,504	21,061	21,210
Extraprovincial (scheduled energy deliveries)	9,569	14,757	11,010	12,129	11,417

	29,304	34,692	31,514	33,190	32,627

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$938,756	$983,654	$1,023,615	$1,074,583	$1,126,812
Extraprovincial	553,727	826,766	592,245	624,971	622,646

	$1,492,483	$1,810,420	$1,615,860	$1,699,554	$1,749,458

Number of Customers	505,666	509,791	516,861	521,599	527,472
Average Revenue per kilowatt-hour
Manitoba	4.76¢	4.93¢	4.99¢	5.10¢	5.31¢
Extraprovincial	5.79¢	5.60¢	5.38¢	5.15¢	5.45¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	3.04¢	2.69¢	3.30¢	2.94¢	3.34¢
Natural Gas
Gas Deliveries (in billions of cubic feet) Residential	24.0	20.4	21.9	22.8	26.8
Commercial/Industrial	32.4	28.4	29.8	31.5	31.5
Transportation	19.7	21.1	20.9	21.8	21.8

	76.1	69.9	72.6	76.1	76.4

Number of Customers	255,925	257,817	259,569	261,159	263,008
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$244,178	$244,937	$245,262	$292,835	$319,733
Commercial/Industrial	257,995	266,634	256,548	229,677	252,830
Transportation	4,440	3,611	3,901	4,205	5,165
Other	2,228	2,199	2,199	1,967	1,901

	$508,841	$517,381	$507,910	$528,684	$579,629

For information with respect to the operating financial results, balance sheet, statement of cash flows and comprehensive income of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI, VII and VIII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2009, and the estimated capital expenditures to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2014.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2006	2007	2008	2009	2010	2011	2012-2014

Electricity
Major New Generation & Transmission	$179,823	$279,142	$472,777	$543,540	$684,405	$589,082	$1,658,733
Generation Upgrades	41,088	42,437	46,404	56,394	105,052	108,414	215,613
Transmission & Stations	88,035	99,840	55,795	79,050	155,978	148,513	347,170
Distribution & Other	187,833	224,990	259,922	213,561	255,781	239,792	606,520
Natural Gas
Distribution & Other	25,058	33,962	33,526	39,232	47,165	41,243	117,649

	$521,836	$680,371	$868,424	$931,777	$1,248,381	$1,127,043	$2,945,686

Capital expenditures, excluding major new generation and transmission expenditures, are estimated to total $2,389 million for the five-year period ending March 31, 2014. Manitoba Hydro expects internally generated funds to be sufficient to fund these capital expenditures.

In June 2006, the St. Leon Wind Farm, which consists of 63 wind turbines, reached full commercial operation. Manitoba Hydro has signed a 25-year Power Purchase Agreement to purchase the entire output of the 99 megawatt wind farm. The addition of a further 300 megawatts of wind generation to the Manitoba system is still under consideration, although the timing is uncertain.

Manitoba Hydro’s total hydraulic generating capability is 5,018 megawatts including five generating stations with a total installed generating capability of 3,943 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,100 megawatts.

Work continues on the construction of the new Wuskwatim Generating Station, a 200 megawatt hydraulic facility located on the Burntwood River in northern Manitoba. The Wuskwatim Power Limited Partnership (WPLP) was formed to carry on the business of developing, owning and operating the Wuskwatim Station. The WPLP has two limited partners, Manitoba Hydro and Taskinigahp Power Corporation (TPC) which is owned beneficially by Nisichawayasihk Cree Nation (NCN), and a General Partner which is a wholly-owned subsidiary of Manitoba Hydro. The Wuskwatim Generating Station is being constructed with a projected cost of $1.3 billion and is expected to be in-service in 2011.

Manitoba Hydro is actively exploring the feasibility of building one or more new hydro-electric generating stations in order to take advantage of export market opportunities in Canada and the U.S. Two major run of river projects, Keeyask and Conawapa, are in early stage development. Keeyask would have a nominal capacity of 695 MW with an earliest in-service date of 2017 while Conawapa’s earliest in-service date would be 2022 with the capability of producing approximately 1,485 MW of electricity.

A Joint Keeyask Development Agreement (JKDA) was signed in May 2009. The JKDA outlines the partnership arrangements for First Nations’ participation in the development of the Keeyask Generating Station. Manitoba Hydro will provide administrative and management services for Keeyask and will own at least 75 per cent of the equity of the partnership. The Keeyask Cree Nations collectively have the right to own up to 25 per cent of the partnership.

Preliminary engineering and environmental work on the potential Conawapa generation project has begun. A formal planning process is underway with the communities in the vicinity of Conawapa. Planning and consultation involve discussions relating to training, project description, environmental and regulatory matters, employment and business opportunities, the negotiations of adverse effects arrangements, and potential income opportunities.

On September 25, 2007, Manitoba Hydro announced that Bipole III (a high voltage direct current (HVdc) 500-kV transmission line) will be built to improve the reliability of the electrical system and to provide for future generation. Bipole III will originate at a new northern converter station site, will travel south and west of Lakes Winnipegosis and Manitoba, and will terminate at a new southern converter site east of Winnipeg. The total estimated cost of the transmission line and the required converter stations is approximately $2.2 billion, with an expected in-service date of 2017.

Manitoba Hydro continues to work with parties affected by past generation and transmission activities to resolve all outstanding claims involving loss, damage or dislocation. As of March 31, 2009, Manitoba Hydro has committed nearly $675 million for remedial works, compensation and/or mitigation initiatives and negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/mitigation agreements with numerous communities outside the NFA. To date, approximately $136 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake First Nation, the fifth NFA community. Manitoba Hydro and Manitoba continue to work with the Cross Lake First Nation to fulfill the obligations under the NFA.

MANITOBA INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability
		(in megawatts)

Jenpeg	Nelson	130
Kelsey	Nelson	243
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	136
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	74
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		5,018
Brandon & Selkirk Thermal		462

Total Integrated System Capability		5,480

POTENTIAL GENERATING STATIONS (1)
Conawapa	Nelson	1,300
Gillam Island	Nelson	820
Keeyask	Nelson	630
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,970

Total		9,450

(1) Net capacity addition to the integrated system.

(2) Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. The current planned in-service date for the project is 2011.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On November 3, 2006 Manitoba Hydro announced the signing of a term sheet with NSP for the export of approximately $2.2 billion in hydro power over 10 years between 2015 and 2025. The new arrangement would provide for the export of 375 megawatts of power commencing in 2015, with the potential to increase to 500 megawatts after 2021.

Formal contract negotiations are continuing and a final contract will need to be approved by both parties, the Minnesota Public Utilities Commission, as well as the National Energy Board of Canada.

In December 2007, Manitoba Hydro and Minnesota Power signed a term sheet that sets out the significant terms for a surplus energy sale beginning in 2008 and a 250 MW power sale which would commence in about 2020 for a 15 year period. Detailed contract negotiations are underway. Deliveries of surplus energy to Minnesota Power began in 2008 and are continuing under short term bridging contracts until the signing of the long term contract.

In March 2008, Manitoba Hydro and Wisconsin Public Service signed a term sheet that sets out the significant terms for a 500 MW power sale from 2018 to 2032. Detailed contract negotiations are underway. In May 2009, Manitoba Hydro and Wisconsin Public Service signed a 100 MW energy contract. The five year contract, spanning the period from June 2009 to May 2014 is a partial bridging arrangement leading to the long term sale.

Both the Minnesota Power and Wisconsin Public Service long term contracts will require the construction of major new generation and transmission facilities, including major new transmission interconnection facilities between Canada and the U.S. Transmission impact studies on the proposed interconnection were completed in the spring of 2009 and more detailed transmission facilities studies are proceeding with results expected in the fall of 2010.

Manitoba Hydro has 150 megawatt Seasonal Diversity Exchange Agreements with Great River Energy and with NSP, that will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other existing long-term firm export power sales include:

•	50 megawatt sale to Otter Tail Power 2000-2010

•	30 megawatt sale to Minnesota Municipal Power Agency 2010-2012

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 100,000 megawatts of generation capacity over 94,000 miles of high voltage transmission lines in all or parts of 13 states and parts of Canada. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broader range of electricity products, thereby providing more sales opportunities to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed borrowings of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2004 through 2008.

	Average Noon Spot Rates
Foreign Currency	2004	2005	2006	2007	2008
	(Canadian dollars per unit of foreign currency)

United States Dollars (1)	$1.3015	$1.2116	$1.1341	$1.0748	$1.0660

(1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2004	2005	2006	2007	2008

High	$1.3968	$1.2734	$1.1794	$1.1853	$1.2447
Low	1.1774	1.1427	1.0948	0.9170	0.9952

Source: Bank of Canada.

At March 31, 2009, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.2602

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2009
(with comparative figures for 2008)

	2008	2009
	(millions)

FINANCIAL ASSETS
Cash and cash equivalents	$2,199	$1,968
Temporary investments	586	689
Amounts receivable	1,177	1,110
Inventories for resale	10	11
Portfolio investments	4,492	2,174
Loans and advances	565	595
Equity in Government Business Enterprises	2,697	2,189
Other long-term investments	8	9

TOTAL FINANCIAL ASSETS	11,734	8,745

LIABILITIES
Borrowings	14,555	14,664
Accounts payable, accrued charges,	3,308	3,576
provisions and unearned revenue
Pension liability	4,470	2,003

TOTAL LIABILITIES	22,333	20,243

NET DEBT	$(10,599)	$(11,498)

NON-FINANCIAL ASSETS
Inventories	36	36
Prepaid expense	36	38
Tangible capital assets	5,934	6,520

	$6,006	$6,594

ACCUMULATED DEFICIT (1)	$(4,593)	$(4,904)

(1) During the year, the Government changed their accounting policy related to certain expenses that should have been recorded as a tangible capital asset when acquired. This change resulted in an increase of tangible capital assets in the amount of $8 million and a corresponding decrease to opening accumulated deficit of $8 million (2008 — $4 million decrease). The government identified and corrected errors relating to the classification, amortization and disposal of tangible capital assets resulting in an increase in tangible capital assets of $3 million and a decrease of accumulated deficit of $3 million (2008 — $6 million decrease).

A. During the year, three entities, previously identified as GBE’s, were reclassified as other government organizations and included into the summary financial statements on a fully consolidated basis (previously included on a modified equity basis). This change resulted in a $1 million decrease to the opening accumulated deficit and net debt (2008 — $3 million decrease) and reduction of 2008 income of $2 million.

B. An adjustment was made to restate the pension liability related to post-secondary education pension plans. The restatement resulted from the adoption of a moving average fair value method for the valuation of plan assets and the amortization of actuarial gains and losses over the employee average remaining service life. This has resulted in a $19 million increase in the pension liability (2008 — $2 million) and an increase in the opening accumulated deficit and net debt of $19 million (2008 — $2 million) and a reduction of 2008 income of $17 million.

C. An adjustment was made to correct the recognition of unrecorded grant revenue related to capital acquisitions resulting in a $12 million increase in net income in 2008, a corresponding decrease in the opening accumulated deficit and net debt of $12 million (2008 — $0 million).

D. During the year, the government identified an error in the valuation of 2008 borrowings resulting in an increase in borrowings of $7 million, an increase in opening accumulated deficit and net debt of $7 million (2008 — $0 million) and reduction of 2008 income of $7 million.

E. During the year a correction was made to record as an accounts payable, an amount previously reflected as income. This correction resulted in an increase in opening accounts payable of $5 million, an increase in opening accumulated deficit and net debt of $5 million (2008 — $0 million) and a reduction of 2008 income of $5 million. The net effect of these adjustments is a $0 million change in the opening accumulated deficit (2008 — $13 million decrease), an increase of opening net debt of $11 million (2008 — $3 million decrease) and a $13 million reduction of 2008 income.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE (1)
FOR THE YEAR ENDED MARCH 31, 2009
(with comparative figures for 2008)

	2008	2009
	(millions)

REVENUE
Income taxes:
Corporate income tax	$367	$386
Individual income tax	2,285	2,455
Other taxes
Retail sales tax	1,391	1,486
Fuel taxes	248	229
Levy for health and education	341	357
Mining tax	100	46
Education property tax	646	657
Other taxes	562	573
Fees and other revenue	1,628	1,757
Federal transfers:
Equalization	1,826	2,063
Canada Health and Canada Social Transfers	1,210	1,263
Shared cost and other	561	540
Net income from government business enterprises	947	807
Sinking funds and other investment earnings	384	296

TOTAL REVENUE	12,496	12,915

EXPENSES
Health and Healthy Living	4,232	4,586
Education	3,224	3,154
Family Services and Housing	1,224	1,321
Community, Economic and Resource Development	1,420	1,582
Justice and Other Expenditures	974	972
Debt Servicing	864	830

TOTAL EXPENSES	11,938	12,445

SUMMARY NET INCOME	$558	$470

(1) Earlier years are restated to conform with the 2009 presentation.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW (1)
AS AT MARCH 31, 2009
(with comparative figures for 2008)

	2008	2009
	(millions)

Cash and cash equivalents provided by (used in)
Operating activities
Net income for the year	$558	$470
Changes in non-cash items:
Temporary investments	(323)	(103)
Amounts receivable	(61)	57
Valuation allowance	(3)	(22)
Inventories	(3)	(1)
Prepaids	(5)	(2)
Accounts payable, accrued charges, provisions and deferrals	249	268
Pension liability	278	(225)
Amortization of foreign currency fluctuation	6	6
Amortization of debt discount	(4)	(7)
Amortization of investment discounts and premiums	(3)	(22)
Loss (gain) on disposal of tangible capital assets	43	17
Amortization of tangible capital assets	359	375

	1,091	811
Adoption of Accounting policy on Financial Instruments	(23)	—
Other Comprehensive Income	358	(781)
Changes in equity in government business enterprises	(766)	508

Cash provided by operating activities	660	538

Capital Activities
Acquisition of tangible capital assets	(1,027)	(978)

Cash used in capital activities	(1,027)	(978)

Investing activities
Investments purchased	(2,398)	(1,427)
Investments sold or matured	605	1,452

Cash provided by investing activities	(1,793)	25

Financing activities
Debt issued	3,720	4,031
Debt redeemed	(1,821)	(3,847)
Cash provided by financing activities	1,899	184

Increase in cash and cash equivalents	(261)	(231)
Cash and cash equivalents, beginning of year	2,460	2,199

Cash and cash equivalents, end of year	$2,199	$1,968

(1) Earlier years are restated to conform with the 2009 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2009 *
(with comparative figures for 2008)

				Total	Total
	Utilities	Insurance	Finance	2009	2008
	(In millions of dollars)

Changes in Equity
Results of Operations
Revenues from operations From operations	2,364	1,204	1,364	4,932	4,877

Expenses:
From operations	1,627	1,229	819	3,675	3,478
Debt servicing	439	—	11	450	452

Total Expenses	2,066	1,229	830	4,125	3,930

Net Income	298	(25)	534	807	947
Transfers to the government	—	—	(534)	(534)	(516)

	298	(25)	—	273	431
Other comprehensive income	(474)	(307)	—	(781)	358

Adjustments to Opening Equity	(176)	(332)	—	(508)	789
Adoption of Financial Instruments accounting standards	—	—	—	—	(23)

Net increase in equity in Government Business Enterprises	(176)	(332)	—	(508)	766

 * For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1) Government Business Enterprises consist of the following as at March 31, 2009:

Utilities:
     Manitoba Hydro-Electric Board
Insurance:
     Manitoba Public Insurance Corporation
     Workers Compensation Board
Finance:
     Manitoba Liquor Control Commission
     Manitoba Lotteries Corporation
     Manitoba Product Stewardship Corporation

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2009

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

Debenture Loans
(A) Payable in Canadian Dollars:
EL	1-Sep-09	1999	6.25	250,000	(1)
EO	25-Jan-11	2001	5.85	575,000	(1)
CM	15-May-11	1991	10	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.25	550,000	(1)
EW	17-Apr-13	2003	5.5	125,000	(1)
FG	3-Jun-13	2006	4.25	300,000	(1)
DE	22-Jul-13	1993	8.5	300,000	(1)(3)
EZ	3-Dec-13	2003	5.05	500,000	(1)(3)
FC	3-Dec-14	2004	4.8	600,000	(1)
EY	3-Dec-15	2003	5.2	450,000	(1)
FF	1-Mar-16	2005	4.3	500,000	(1)
FJ	22-Sep-17	2007	4.7	250,000	(1)
PC	5-Mar-18	2007	4.25	250,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)
CL	5-Mar-31	1991	10.5	599,945	(1)
FA	5-Mar-37	2004	5.7	700,000	(1)
PB	5-Mar-38	2008	4.6	950,000	(1)
FK	5-Mar-40	2008	4.65	250,000	(1)

Total Debenture Loans				7,899,772

Medium-Term Notes
C065-MTN	10-May-09	2004	3.325	9,144	(5)
C085-MTN	15-Jun-09	2006	4.35	100,000	(1)
C075-MTN	26-Oct-09	2004	Floating Step	25,000	(6)
C103-MTN	2-Dec-09	2009	Floating	135,000	(1)
C090-MTN	17-Dec-09	2007	4.7	200,000	(1)
C104-MTN	31-Dec-09	2009	Floating	200,000	(1)
C101-MTN	1-Mar-10	2008	2.25	250,000	(1)
C093-MTN	15-May-10	2007	Floating	200,000	(1)
C102-MTN	15-Jul-10	2009	Floating	100,000	(1)
C022-MTN	15-Jul-10	1998	5.5	40,000	(1)
C099-MTN	1-Dec-10	2009	Floating	115,000	(1)
C056-MTN	31-Mar-11	2003	5.29	3,406	(1)
C097-MTN	2-Jun-11	2008	Floating	300,000	(1)
C100-MTN	1-Nov-11	2008	Floating Step	185,000	(1)
C096-MTN	27-Feb-12	2008	Floating	125,000	(1)
C095-MTN	2-May-12	2008	Floating	425,000	(1)
C105-MTN	2-Jun-12	2009	Floating	250,000	(1)
C098-MTN	30-Jul-12	2008	Floating Step	125,000	(1)
C089-MTN	3-Jun-13	2007	4.55	30,000	(1)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

C081-MTN	27-Sep-13	2005	Discount	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	24,178	(1)
C011-MTN	22-Sep-17	1997	6.5	280,454	(1)
C012-MTN	22-Sep-17	1997	6.5	100,000	(1)
C023-MTN	15-Nov-18	1998	5.5	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	89,353	(1)
C077-MTN	11-Feb-20	2005	Step	475,000	(5)
C074-MTN	3-Dec-29	2004	Step	100,000	(6)
C049-MTN	26-Jul-32	2002	4.31	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	Step	75,000	(5)
C086-MTN	30-Jun-36	2006	Step	50,000	(6)
C087-MTN/RRB	1-Dec-36	2006	2	103,207	(1)
C091-MTN	16-Jul-39	2007	Step	100,000	(10)
C031-MTN	5-Mar-40	2001	6.2	276,000	(1)
C040-MTN	5-Mar-42	2002	6	350,000	(1)
C068-MTN	5-Mar-44	2004	5.8	120,000	(1)
C092-MTN	5-Mar-44	2007	5	100,000	(1)

				5,490,742

L008-MTN	10-May-09	2004	3.325	9,144	(5)
L004-MTN	22-Sep-17	2000	6.5	25,000	(1)
L003-MTN	15-Nov-18	2000	5.5	75,000	(1)

				109,144

H043-MTN	15-Mar-15	2008	STEP	10,000	(5)
H044-MTN	31-Mar-15	2008	STEP	10,000	(5)
H045-MTN	1-Oct-16	2008	4.06	20,000	(5)
H028-MTN	31-Oct-17	2005	STEP	27,000	(5)
H033-MTN	15-Nov-18	2007	5.5	80,000	(1)
H027-MTN	31-Oct-35	2005	STEP	11,000	(1)

				158,000

D013-MTN	15-Nov-09	1999	4.71	25,000	(4)
D160-MTN	31-Dec-09	2009	Floating	35,000	(5)
D026-MTN	14-Apr-10	2000	Floating	15,000	(1)
D156-MTN	2-Jun-11	2009	Floating	50,000	(1)
D159-MTN	18-Nov-11	2008	STEP	10,000	(5)
D154-MTN	15-Jun-12	2008	STEP	10,000	(5)
D155-MTN	15-Sep-12	2008	STEP	100,000	(5)
D153-MTN	15-Jun-13	2008	STEP	10,000	(5)
D157-MTN	15-Sep-13	2008	3.57	10,000	(5)
D158-MTN	15-Oct-13	2008	STEP	15,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	44,151	(1)
D095-MTN	15-Apr-14	2004	STEP	25,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

D125-MTN	21-Apr-15	2005	STEP	15,000	(5)
D137-MTN	20-Aug-15	2005	STEP	10,000	(5)
D136-MTN	1-Oct-17	2005	STEP	15,000	(5)
D147-MTN	15-Nov-18	2005	STEP	50,000	(1)
D152-MTN	15-Nov-18	2007	5.5	45,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	89,354	(1)
D128-MTN	22-Jun-20	2005	STEP	15,000	(5)
D096-MTN	1-Dec-20	2004	5.43	40,000	(5)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.1	16,000	(6)
D135-MTN	1-Oct-30	2005	5.16	15,000	(6)
D141-MTN	1-Oct-30	2005	5.23	10,000	(5)
D025- MTN	5-Mar-31	2000	6.3	310,000	(5)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				1,089,505

Total Medium Term Notes				6,847,391

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	300,000
EZ	3-Dec-13	2003	N/A	390,500
DT	23-Dec-25	1995	N/A	130,000

				(820,500)

Foreign Issues Swapped to Canadian Dollars:
EM	22-Feb-10	2000	N/A	141,500
FD	12-Apr-10	2005	N/A	179,000
PA	15-Feb-12	2007	N/A	708,000
EZ	3-Dec-13	2004	N/A	208,320
FI	17-Sep-14	2007	N/A	255,000
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815

				3,173,450

Total Canadian Dollars				17,100,113

(B) Payable in U.S. Dollars:
EM	22-Feb-10	2000	7.5	630,100	(1)(2)
FD	12-Apr-10	2005	4.45	441,070	(1)(2)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

PA	15-Feb-12	2007	5	708,000	(1)(2)
AZ	17-Jul-16	1986	7.75	188,261	(1)(2)
FH	6-Dec-16	2006	4.9	630,100	(1)(2)
BM	15-Jan-18	1988	9.125	252,040	(1)(2)
EE	15-Sep-18	1988	9.5	252,040	(1)
BU	1-Dec-18	1988	9.625	378,060	(1)(2)
CB	15-Jan-20	1990	8.8	315,050	(1)(2)
CD	1-Apr-20	1990	9.25	378,060	(1)(2)
CO	15-Sep-21	1991	8.875	378,060	(1)

				4,550,841

Medium-Term Notes (Payable in U.S. Dollars)
C094	22-Feb-11	2008	Floating	252,040	(5)(2)

				252,040

Foreign Issues swapped to Canadian Dollars:
EM	22-Feb-10	2000	N/A	252,040
FD	12-Apr-10	2005	N/A	185,186
PA	15-Feb-12	2007	N/A	708,000
AZ	17-Jul-16	1986	N/A	188,261
BM	15-Jan-18	1988	N/A	252,040
BU	1-Dec-18	1988	N/A	126,020
CB	15-Jan-20	1990	N/A	315,050
CD	1-Apr-20	1990	N/A	378,060

				(2,404,657)

Foreign Issues swapped to U.S. Dollars:
EM	22-Feb-10	2000	N/A	122,392
C032	12-Oct-10	2000	N/A	59,166
DE	22-Jul-13	1993	N/A	237,405
EZ	3-Dec-13	2003	N/A	189,030
DT	23-Dec-25	1995	N/A	130,000

				737,993

Total US Dollars				3,136,217

(C) Payable in Swiss Francs:
FI	17-Sep-14	2007	2.625	298,566	(1)(2)

				298,566

Swapped to Canadian Dollars:
FI	17-Sep-14	2007	2.625	298,566	(1)(2)

				(298,566)

Total Swiss Francs				0

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

(D) Payable in Japanese Yen:
C032	12-Oct-10	2000	1.895	63,550	(1)(3)
C036	21-Nov-16	2001	2	38,130	(1)(2)
C037	21-Nov-16	2001	2.03	12,710	(1)(2)

				114,390

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	N/A	38,130
C037	21-Nov-16	2001	N/A	12,710

				(50,840)

Japanese Yen Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	N/A	63,550

				(63,550)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.38	215,010	(1)(2)

				215,010

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	N/A	215,010

				(215,010)

Total New Zealand Dollars				0

Builder Bonds (Payable in Canadian Dollars)
BB # 8	15-Jun-09	2004	Floating	3,143	(6)
	15-Jun-09	2004	Fixed	94,980	(1)
	15-Jun-09	2004	Fixed	32,728	(1)
BB # 9	15-Jun-10	2005	Floating	5,166	(1)
	15-Jun-10	2005	Fixed	16,281	(1)
	15-Jun-10	2005	Fixed	7,782	(1)
BB # 10	15-Jun-13	2008	Floating	10,935	(6)
	15-Jun-11	2008	Fixed	21,345	(1)
	15-Jun-13	2008	Fixed	2,336	(1)
	15-Jun-13	2008	Fixed	1,084	(1)

				195,780

Total Bonds and Debentures				20,432,110

Canada Pension Plan (Payable in Canadian Dollars)
	2009-2019	Various	5.67-11.33	410,838	(9)
CPPIB-001 — MTN	1-Aug-12	2007	5.04	81,158	(1)

				491,996

Government Business Enterprises
	2009-2026	Various	Various	394,353

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate (%)	Amount Outstanding	Ref
				($ thousands)

Health Care Facilities
	2009-2026	Various	Various	232,236

Government of Canada
	2009-2015	Various	Various	78,405

Province of Manitoba Prom Notes
	2009	Various	0.15% - 1.98%	210,000

Immigrant Investor Program (IIP)
	2009-2012	Various	3.35-4.38	212,575	(1)

Treasury Bills Payable in Canadian Dollars
	2009	Various		975,000	(7)

TOTAL BORROWINGS				23,026,676

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2009
(In thousands)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Outstanding Amount	Ref.
				(In thousands of dollars)

BORROWINGS OF SELF-SUPPORTING UTILITIES:

The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	75
2	15-Jun-93	1990	Matured	25
3	15-Jun-96	1991	Matured	120
4	15-Jun-97	1992	Matured	412
5	15-Jun-01	1996	Matured	657
6	15-Jun-02	1997	Matured	115
	15-Jun-00	1997	Matured	183
	15-Jun-02	1997	Matured	173
Series 9
3 yr fixed annual	15-Jun-09	2006	4.15	12,757	(1)
5 yr floating	15-Jun-11	2006	Floating	28,879	(6)
5 yr fixed annual	15-Jun-11	2006	4.35	7,552	(1)
5 yr fixed compound	15-Jun-11	2006	4.35	7,389	(1)
Series 10
3 yr fixed annual	15-Jun-10	2007	4.6	85,045	(1)
5 yr floating	15-Jun-12	2007	Floating	8,111	(6)
5 yr fixed annual	15-Jun-12	2007	4.65	8,940	(1)
5 yr fixed compound	15-Jun-12	2007	4.65	6,420	(1)
				166,853

Manitoba Hydro Promissory Notes				100,000
City of Winnipeg Hydro Bonds				131,500	(1)

Total Self-Supporting Guaranteed Debt				398,353

Grow Bonds				3,650	(8)

Total Securities Guaranteed				402,003

References:

1.	Non-callable/redeemable.

2.	All or part swapped into Canadian dollars.

3.	All or part swapped to U.S. dollars.

4.	Callable as per terms.

5.	Extendable as per terms

6.	Redeemable at holder’s option, prior to maturity.

7.	91-day Treasury Bills issued by tender in the amount of $75,000,000 weekly.

8.	The Province has only guaranteed the principal portion of the issue.

9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

10.	Puttable at the holder’s option.

V. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2005	2006	2007	2008	2009
	(In thousands of dollars)

Revenues
Electric
Manitoba	$938,756	$983,653	$1,023,613	$1,074,581	$1,126,812
Extraprovincial	553,727	826,766	592,244	624,971	622,646
Other revenue	15,494	17,594	16,108	22,940	34,926
Natural gas	508,841	517,381	507,909	527,527	578,363

	2,016,818	2,345,394	2,139,874	2,250,019	2,362,747

Expenses
Operating and administrative	363,056	375,092	385,585	390,784	436,281
Depreciation	310,824	321,807	331,047	349,258	373,559
Water rentals	111,521	131,020	112,497	123,767	123,000
Fuel and power purchased	135,456	124,842	226,212	134,027	175,552
Capital and other taxes	74,557	76,745	77,369	80,445	87,533
Cost of gas sold	383,215	397,396	378,466	385,995	430,125

	1,378,629	1,426,902	1,511,176	1,464,276	1,626,050

Net Income before Finance Expense	638,189	918,492	628,698	785,743	736,697

Finance Expense
Interest on debt	571,631	581,266	587,814	533,717	533,151
Amortization of debt discount and expense	(5,399)	(6,017)	(6,172)	(9,802)	(11,034)
Interest applied to construction	(36,692)	(38,241)	(43,068)	(50,896)	(56,037)
Investment income	(27,656)	(33,475)	(32,200)	(33,029)	(27,383)

	501,884	503,533	506,374	439,990	438,697

Net Income	$136,305	$414,959	$122,324	$345,753	$298,000

VI. MANITOBA HYDRO

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2008	2009
	(In thousands of dollars)

ASSETS
Capital Assets
In service	$11,884,603	$12,514,259
Less accumulated depreciation	4,188,200	4,443,340

	7,696,403	8,070,919
Construction in progress	1,237,676	1,449,417

	8,934,079	9,520,336

Current Assets
Bank balances and temporary investments	132,885	170,172
Accounts receivable and accrued revenue	464,271	434,444
Interest receivable	9,944	5,862
Materials and supplies, at average cost	78,831	81,584

	685,931	692,062

Other Assets
Pension assets	781,400	623,694
Other deferred expenses and receivables	645,803	839,316
Sinking fund investments	718,332	665,873

	2,145,535	2,128,883

	$11,765,545	$12,341,281

LIABILITIES AND RETAINED EARNINGS

Long-term debt net of sinking fund	$6,527,676	$7,005,836
Deferred debt costs	(27,629)	(11,103)
Sinking fund shown as an asset	718,332	665,873

	7,218,379	7,660,606

Current Liabilities
Accounts payable and accrued liabilities	338,923	341,369
Notes payable	0	99,989
Accrued Interest	105,669	99,388
Current portion of long-term debt	353,216	518,721

	797,808	1,059,467

Other Liabilities
Deferred liabilities and credits	386,662	426,305
Asset purchase obligation	221,952	218,488
Pension obligation	714,381	729,875

	1,322,995	1,374,668

Contributions in aid of construction	299,956	295,683

Retained earnings	1,821,807	2,119,808

Accumulated other comprehensive income (loss)	304,600	(168,951)

	$11,765,545	$12,341,281

VII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31,

	2008	2009
	(In thousands of dollars)

Cash Provided From (Used For) Operations
Cash receipts from customers	$2,206,028	$2,422,096
Cash paid to suppliers and employees	(1,045,921)	(1,230,567)
Interest paid	(560,369)	(525,489)
Interest received	33,167	35,156

	632,905	701,196

Cash Provided From (Used For) Financing
Proceeds from long-term debt	981,314	423,254
Proceeds from issues of units of Wuskwatim Power Limited Partnership	9,735	14,987
Retirement of long-term debt	(310,971)	(366,418)
Premium (Discount) on long-term debt	(9,741)	14,279
Sinking fund withdrawal	0	261,259
Mitigation liability	(24,195)	(13,585)
Notes payable	(146,937)	99,970
Advances to Taskinigahp Power Corporation	(9,735)	(8,800)
Other	(2,731)	568

	486,739	425,514

Cash Used For Investment
Additions to capital assets net of contributions	(829,845)	(919,609)
Sinking fund payment	(95,775)	(124,488)
Net Obligation to the City of Winnipeg	(3,001)	(3,224)
Other	(59,632)	(42,104)

	(988,253)	(1,089,425)

Increase in Cash	131,391	37,285
Cash at Beginning of Year	1,495	132,886

Cash at End of Year	$132,886	$170,171

VIII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2008	2009
	(In thousands of dollars)

Net Income	$345,753	$298,000
Other Comprehensive Income
Unrealized foreign exchange gains on debt in cash flow hedges	228,966	(438,752)
Realized foreign exchange gains on debt in cash flow hedges recognized in net income in the current year	(52,427)	(11,359)
Unrealized fair value gains on available-for-sale U.S. sinking fund investments	19,755	(23,441)

	196,294	(473,552)

Comprehensive Income	$542,047	$(175,552)

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31,

	2008	2009
	(In thousands of dollars)

Balance, beginning of the year	$0	$304,600
Adjustments for the adoption of new accounting policies	108,306	0
Other Comprehensive Income	196,294	(473,552)

Balance, end of year	$304,600	$(168,952)